David Lubin & Associates, PLLC

108 S. Franklin Avenue

Valley Stream, New York 11580

Telephone: (516) 887-8200

Facsimile: (516) 887-8250

david@dlubinassociates.com

December 31, 2014

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Amanda Ravitz, Assistant Director

Re:	Gyrotron Technology, Inc.
Registration Statement on Form 10 Filed December 10, 2014 File No. 000-55294

Dear Ms. Ravitz:

On behalf of Gyrotron Technology, Inc. (the “Company”), we are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No. 1 to Registration Statement on Form 10 (the "Amendment”) in response to the Commission's comment letter, dated December 23, 2014, with reference to the Company’s registration statement on Form 10 filed with the Commission on December 10, 2014.

In addition to the Amendment, the Company responds to the comments of the Commission as follows:

Item I . Description of Business, page 4

1 .

Please expand your response to prior comment 2 to clarify what you mean by "integration of the gyrotron and related equipment into [your] customers' manufacturing processes." In this regard, we note your disclosure on this page that you do not produce or sell gyrotrons and do not expect to generate revenues from leasing gyrotrons in the future.

Response: The description of integrating the gyrotron and related equipment in customer’s manufacturing processes has been expanded in the Amendment.

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2.

We note your revised disclosure on page 16 regarding increases in your selling, general and administrative expenses for the three and nine months ended September 30, 2014. Please revise to quantify separately the amount of consulting fees, professional fees, and personnel expenses for each comparable period. Also clarify what those expenses entailed.

Response: The amount of consulting fees, professional fees and personnel expenses for each of the three and nine months ended September 30, 2014 has been provided for in the Amendment in accordance with the comments of the Commission.

Directors and Executive Officers, page 20

3.

We note your revised disclosure in response to prior comment 8 that Dr. Sklyarevich ··has numerous patents . . . relating to uses of the gyrotron." With a view toward clarified disclosure, please tell us whether those patents are the same as the ones disclosed on pages 12 and 13. If the patents are the same, please file as an exhibit to your registration statement the agreement pursuant to which Dr. Sklyarevich licenses those patents to you and provide the disclosure required by Item 404 of Regulation S-K.

Response: The patents owned by Dr. Sklyarevich relating to the uses of the gyrotron were assigned to the Company in their entirety; the Amendment has been revised both in the Intellectual Property section of the Amendment as well as in connection with the description of the qualifications of Dr. Sklyarevich.

4.	Some of your exhibits appear to be missing exhibits and schedules. For example, exhibits 10.4 and 10.5 are missing exhibits B and C. Please file complete exhibits.

Response: Exhibits B and C to Exhibits 10.4 and 105 are included in the re-filed Exhibits 10.4 and 10.5 to the Amendment. We note that exhibits A and B to Exhibit 10.1 (the loan agreement from Ben Franklin Technology Center of Southeastern Pennsylvania) are missing, but neither the exhibits nor the agreement are material as the loan been paid in full. Exhibit 3.8 to the Amendment now includes the Certificate of Designation of the 10% Convertible Redeemable Series B1 Preferred Stock.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment, as well as the related acceleration request. Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

By:	/s/ David Lubin
David Lubin

cc:	Dr. Sklyarevich

Jack Mayer

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Gyrotron Technology, Inc.

3412 Progress Drive

Bensalem, Pennsylvania 19020

December 31, 2014

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Amanda Ravitz, Assistant Director

Re:	Gyrotron Technology, Inc.
Registration Statement on Form 10 File No. 000-55294

Gentlemen:

In connection with the filing referenced above, Gyrotron Technology, Inc. (the “Company”) hereby acknowledges the following:

1.	The Company is fully responsible for the adequacy and accuracy of the disclosure in their filing with the Securities and Exchange Commission (the “Commission”).

2.	Comments from the staff of the Commission or changes to disclosure in response to comments of the Commission do not foreclose the Commission from taking any action with respect to the filing.

3.	The Company may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250, email address david@dlubinassociates.com.

Thank you for your attention to this matter.

GYROTRON TECHNOLOGY, INC.

By:	/s/ Vlad Sklyarevich
Name:	Vlad Sklyarevich
Title:	President, Treasurer and Director (Principal Executive, Financial and Accounting Officer)

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